

Mail Stop 3030

June 24, 2016

Via E-mail
Mr. Derek Peterson
President and Chief Executive Officer
Terra Tech Corp.
4700 Von Karman, Suite 110
Newport Beach, California 92660

> **Re:** **Terra Tech Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 29, 2016**
> **Form 10-Q for the Quarterly Period Ended March 31, 2016**
> **Filed May 12, 2016**
> **Amendment No. 3 to Form 8-K filed June 7, 2016**
> **File No. 000-54258**

Dear Mr. Peterson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 1. Summary of Significant Accounting Policies

Property and Equipment, page F-11

1. We see that you did not disclose your impairment policy for your property, equipment and leasehold assets. Please confirm, if true, that your impairment policy for these assets complies with ASC 360-10-35-17 through 35-35 and revise future filings, including the requested amendment to your Form 10-Q, to disclose your impairment policy for your property, equipment and leasehold assets.

Intangibles, page F-11

2.   We note the disclosure of your impairment policy for intangible assets with definite lives. Please tell us how your policy complies with the guidance in ASC 350-30-35-14 which requires intangible assets with definite lives be reviewed for impairment in accordance with ASC 360-10-35-17 through 35-35. Revise future filings, including the requested amendment to your Form 10-Q, to clearly indicate how you determine whether the carrying amount of an intangible asset with a definite live is recoverable.

Revenue Recognition, page F-11

3.   We note the disclosures on page 8 of the filing that Edible Garden receives a sales commission of up to 10% for its sales of products from various suppliers. Please address the following:

- Describe to us the terms of your purchase agreements with suppliers where you receive sales commissions, including how you record revenues under such agreements.
- Tell us whether revenue recognized from these transactions is only for the commissions earned or whether you also record gross revenues for the fair value of the products sold.
- Provide us with your analysis of the guidance at ASC 605 or other authoritative U.S. GAAP you considered when determining how to account for and present the transactions in your financial statements.
- Revise future filings, including the requested amendment to your Form 10-Q, to disclose your accounting policy for Edible Garden sales transactions.

Form 10-Q for the Quarterly Period ended March 31, 2016

Note 1. Summary of Significant Accounting Policies

Organization, page 6

4.   In connection with your acquisition of Black Oak Gallery, or Black Oak, please address the following:

- Provide us with your analysis of how you determined whether Terra Tech or Black Oak was the accounting acquirer. Refer to ASC 805-10-55-10 through 55-15.
- Tell us how the aggregate fair market value of $22.9 million for the securities issued was determined. Refer to ASC 805-30-50-1(b)(4).
- Tell us the conditions under which the Group B Shareholders could receive cash consideration of $2.1 million. Explain to us how you determined the acquisition date fair value of this contingent consideration liability as well as any contingent

consideration liability for preferred shares held in escrow. Refer to ASC 805-30-50-1(b)(3) and ASC 805-30-50-1(c).

5.   We note your disclosure that your acquisition of Black Oak was completed on March 31, 2016, but your balance sheet at March 31, 2016 does not appear to reflect the identifiable assets acquired, the liabilities assumed, or any goodwill resulting from the transaction. Explain to us how your accounting for the transaction complies with ASC 805-20-25-1 and ASC 805-30-30-1 and amend this filing to correctly account for the acquisition and to provide all required disclosure.

Note 8. Notes Payable, page 13

6.   In connection with your Asset Purchase Agreement with Therapeutics Medical, LLC, please address the following:

- Tell us how you accounted for the March 10, 2016 purchase of Therapeutics Medical, including how your March 31, 2016 financial statements reflect the identifiable assets acquired, the liabilities assumed, and any resulting goodwill.
- Explain to us how your accounting for the transaction complies with ASC 805-20-25-1 and ASC 805-30-30-1 and amend this filing to comply with the accounting and disclosure requirements of ASC 805.
- Explain to us how you determined the acquisition date fair value of any contingent consideration liability that would result from the possible issuance of additional convertible promissory notes to the seller based on future revenue amounts generated by the acquired assets. Refer to ASC 805-30-50-1(b)(3) and 50-1(c).
- Tell us how you considered the requirements of Rule 8-04 and Rule 8-05 of Regulation S-X as it relates to this transaction.

Amendment No. 3 to Form 8-K filed June 7, 2016

Exhibit 99.1

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 9

7.   We note that you recognize revenue related to the sale of consignment inventory when the product is pulled from inventory and sold directly to end-customers at the retail dispensary. We also note that notwithstanding the fact that you do not have title to the consigned inventory prior to its sale, you believe that you are the primary obligor to the customer and record revenues from such sales on a gross basis. Please address the following:

- Tell us the specific terms of the sales agreements with the suppliers that hold consigned inventory and describe how such terms support your assertion that you are the primary obligor to the customer in light of the fact that you do not have title to the consigned inventory prior to its sale.
- Provide us with a complete analysis of each of the indicators of gross revenue reporting and each of the indicators of net revenue reporting in these arrangements, found in ASC 605-45-45, and an explanation of management's consideration of them when formulating its revenue recognition policy.
- Tell us if the terms of these sales agreements changed after the merger with Terra Tech Corp. and if so, describe how any changes impacted the accounting and disclosure requirements for the consignment revenue transactions.

Exhibit 99.3

8.   Please revise the exhibit to include an introductory paragraph that discloses what the pro forma information is showing, a brief description of the transaction, the significant terms of the merger, how you are accounting for the merger and the periods covered by any pro forma income statements included.

9.   We note you included pro forma balance sheets as of December 31, 2015 and March 31, 2016 in this exhibit. In light of the disclosures that the merger with Black Oak closed on March 31, 2016, that transaction should already be reflected in Terra Tech's balance sheet at that date. Revise this exhibit to delete these balance sheets as they are not required by Rule 8-05(b) of Regulation S-X and may be confusing to investors.

10.   Revise to present all pro forma adjustments on a gross basis and clearly referenced to notes that explain the assumptions involved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Derek Peterson
Terra Tech Corp.
June 24, 2016
Page 5

You may contact Eric Atallah at (202) 551-3663 or Jay Webb, Senior Accountant at (202) 551-3603 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery